SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended 30 December, 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1  Transaction in Own Shares released on 01 December 2005
1.2  Transaction in Own Shares released on 02 December 2005
1.3  Transaction in Own Shares released on 05 December 2005
1.4  Transaction in Own Shares released on 06 December 2005
1.5  Transaction in Own Shares released on 07 December 2005
1.6  Director/PDMR Shareholding released on 07 December 2005
1.7  Director/PDMR Shareholding released on 07 December 2005
1.8  Transaction in Own Shares released on 08 December 2005
1.9  Transaction in Own Shares released on 09 December 2005
2.0  Director/PDMR Shareholding released on 09 December 2005
2.1  Transaction in Own Shares released on 12 December 2005
2.2  Director/PDMR Shareholding released on 12 December 2005
2.3  Holding(s) in Company released on 12 December 2005
2.4  Director/PDMR Shareholding released on 12 December 2005
2.5  Transaction in Own Shares released on 13 December 2005
2.6  Transaction in Own Shares released on 14 December 2005
2.7  Transaction in Own Shares released on 15 December 2005
2.8  Transaction in Own Shares released on 19 December 2005
2.9  Transaction in Own Shares released on 20 December 2005
3.0  Transaction in Own Shares released on 21 December 2005
3.1  Transaction in Own Shares released on 22 December 2005
3.2  Transaction in Own Shares released on 22 December 2005

EXHIBIT 1.1


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  01 December 2005


BP p.l.c. announces that on 30 November 2005, it purchased 6,795,000 ordinary shares at prices between 634.50 pence and 640.50 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 30 November 2005 it transferred to participants in its employee share schemes 14,911 ordinary shares at prices between 350.00 pence and 498.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 906,307,332 ordinary shares in Treasury, and has 20,731,773,853 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.2


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  2 December 2005


BP p.l.c. announces that on 1 December 2005, it purchased 6,723,000 ordinary shares at prices between 637.50 pence and 650.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 913,030,332 ordinary shares in Treasury, and has 20,725,224,615 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.3


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  5 December 2005


BP p.l.c. announces that on 2 December 2005, it purchased 5,734,000 ordinary shares at prices between 651.50 pence and 657.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 918,764,332 ordinary shares in Treasury, and has 20,719,511,631 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.4


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  6 December 2005


BP p.l.c. announces that on 5 December 2005, it purchased 5,236,000 ordinary shares at prices between 656.00 pence and 661.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 924,000,332 ordinary shares in Treasury, and has 20,714,304,791 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.5


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 7 December 2005


BP p.l.c. announces that on 6 December 2005, it purchased 6,373,600 ordinary shares at prices between 653.50 pence and 661.50 pence per share and between 1134.00 cents and 1154.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 930,373,932 ordinary shares in Treasury, and has 20,708,004,871 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.6


BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 7 December 2005


We were advised yesterday, 6 December 2005, by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 5 December 2005 @ GBP6.58961 per share, through the BP Dividend Reinvestment Plan:-


Dr. A.B. Hayward                     1,599 shares
Mr. J.A. Manzoni                     1,340 shares
Mr. I.C. Conn                           79 shares

EXHIBIT 1.7


BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 7 December 2005


We were advised on 7 December 2005 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names below on 5 December 2005 @ $68.7324 per ADS under the Company's US dividend reinvestment plan:-

Mr. E.B. Davis, Jr        52.4009 ADSs
                          (equivalent to approximately 314 Ordinary shares)

Mr. I.C. Conn             50.0375 ADSs
                          (equivalent to approximately 300 Ordinary Shares)

EXHIBIT 1.8


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  08 December 2005


BP p.l.c. announces that on 07 December 2005, it purchased 6,591,000 ordinary shares at prices between 647.50 pence and 665.00 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 07 December 2005 it transferred to participants in its employee share schemes 28,649 ordinary shares at prices between 350.00 pence and 498.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 936,936,283 ordinary shares in Treasury, and has 20,701,520,815 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  09 December 2005


BP p.l.c. announces that on 08 December 2005, it purchased 7,068,000 ordinary shares at prices between 641.50 pence and 652.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 944,004,283 ordinary shares in Treasury, and has 20,694,658,296 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.0


BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  09 December 2005


We were advised today 09 December 2005 by Computershare Plan Managers that the following Directors of BP p.l.c. received the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 5 December 2005 @ GBP6.59 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-

Dr. A.B. Hayward                       29 shares
Mr. J.A. Manzoni                       26 shares
Mr. I. C. Conn                         29 shares

EXHIBIT 2.1


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  12 December 2005


BP p.l.c. announces that on 9 December 2005, it purchased 12,626,000 ordinary shares at prices between 640.00 pence and 646.50 pence per share and between 1116.33 cents and 1126.17 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 956,630,283 ordinary shares in Treasury, and has 20,682,127,946 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.2


BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  12 December 2005


We were advised on 09 December 2005, by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 5 December 2005 @ GBP6.58961 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-

Mr I C Conn                            239 shares
Dr. A.B. Hayward                       679 shares
Mr. J.A. Manzoni                       721 shares

EXHIBIT 2.3


BP p.l.c.  -  Holding(s) in Company
BP p.l.c.  -  12 December 2005


Letter to RNS


We write to inform you that we received notification on 9 December 2005, dated 9 December 2005, from Kuwait Investment Office disclosing that they ceased to have a notifiable interest in our Ordinary Shares of US$0.25 each. The disclosure of their interest pursuant to Sections 198 to 202 of the Companies Act 1985 is shown below.

Letter from BP Plc


Letter to BP PLC
Dated 9 December, 2005


Part VI of the Companies Act 1985 (the "Act")

This notification relates to the ordinary shares of US$0.25 each of BP p.l.c (the "Company").

We hereby give you notice under Part VI of the Companies Act 1985 that, a result of our sale of a portion of the shares of the Company held by us, we are no longer under an obligation to notify an interest in such shares under Part VI of the Act. Prior to the cessation of this obligation, we had an interest in 715,040,000 shares.


From Kuwait Investment Office

EXHIBIT 2.4


BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  12 December 2005


We were advised today, 12 December 2005, by Computershare Plan Managers that on 12 December 2005 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.40 per share through participation in the BP ShareMatch UK Plan:-


Directors

Mr. I. C. Conn                      51 shares
Dr. A.B. Hayward                    51 shares
Mr. J.A. Manzoni                    54 shares


Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                    51 shares

EXHIBIT 2.5


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 December 2005


BP p.l.c. announces that on 12 December 2005, it purchased 6,684,000 ordinary shares at prices between 630.50 pence and 635.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 963,314,283 ordinary shares in Treasury, and has 20,675,468,396 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.6


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 December 2005


BP p.l.c. announces that on 13 December 2005, it purchased 3,554,000 ordinary shares at prices between 634.50 pence and 638.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 966,868,283 ordinary shares in Treasury, and has 20,672,054,894 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.     Tel : 020 7496 4632

EXHIBIT 2.7


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  15 December 2005


BP p.l.c. announces that on 14 December 2005, it purchased 3,577,000 ordinary shares at prices between 629.00 pence and 632.50 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 14 December 2005 it transferred to participants in its employee share schemes 23,599 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 970,421,684 ordinary shares in Treasury, and has 20,668,493,178 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.8


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 December 2005


BP p.l.c. announces that on 16 December 2005, it purchased 3,600,000 ordinary shares at prices between 624.50 pence and 630.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 974,021,684 ordinary shares in Treasury, and has 20,665,112,551 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.9


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 December 2005


BP p.l.c. announces that on 19 December 2005, it purchased 5,018,000 ordinary shares at prices between 617.00 pence and 622.50 pence per share and between 1093.33 cents and 1099.17 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 979,039,684 ordinary shares in Treasury, and has 20,660,141,185 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.0


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 December 2005


BP p.l.c. announces that on 20 December 2005, it purchased 3,600,000 ordinary shares at prices between 619.00 pence and 622.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 982,639,684 ordinary shares in Treasury, and has 20,656,593,150 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.1


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 December 2005


BP p.l.c. announces that on 21 December 2005, it transferred to participants in its employee share schemes 14,713 ordinary shares at prices between 304.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 982,624,971 ordinary shares in Treasury, and has 20,656,623,070 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.2


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 December 2005


BP plc
--------------------------

BP share repurchase programme
----------------------

BP plc announces that it has in place a buy-back programme, managed by an independent third party which makes its trading decisions in relation to BP's securities independently of, and uninfluenced by BP. The programme starts on 3rd January 2006 and ends on 7th February 2006. The shares purchased on behalf of BP plc are for holding in treasury.

The aim of the programme is to reduce the issued share capital of BP plc.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no inside information.

Further enquiries:
BP Press Office: +44 (0)20 7496 4076









SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 03 January, 2006                  /s/ D. J. PEARL
                                             ..............................
                                             D. J. PEARL
                                             Deputy Company Secretary